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                  May 26, 2022

       Yacov Geva
       President and Chief Executive Officer, Director
       G Medical Innovations Holdings Ltd.
       5 Oppenheimer St.
       Rehovot 7670105, Israel

                                                        Re: G Medical
Innovations Holdings Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed May 19, 2022
                                                            File No. 333-265089

       Dear Dr. Geva:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Life Sciences
       cc:                                              Eric Victorson